Exhibit 99.1

NewsRelease

TransCanada Plans Name Change to TC Energy

CALGARY, Alberta - January 9, 2019 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced its intention to change its name to TC Energy to better reflect the scope of the company’s operations as a leading North American energy infrastructure company. TransCanada’s shareholders will be asked to approve a special resolution to change the name at the company’s next Annual and Special Meeting of Shareholders.

“TC Energy better reflects the breadth of our business and acknowledges our proud history of safely and responsibly delivering the energy that millions of North Americans rely on every day,” said Russ Girling, TransCanada’s president and chief executive officer. “We believe the name TC Energy clearly articulates our complete business - pipelines, power generation and energy storage operations - and reflects our continued continental growth into an enterprise with critical assets and employees in Canada, the United States and Mexico.”

The proposed name change was announced at the kick-off to the company’s annual Employee Forum series that began today in Mexico City. The series includes face-to-face events for employees and contractors in Canada, the United States and Mexico.

“While our strategy and priorities remain the same, we believe the new name will help to further unite our employees and enable us to better connect with our diverse stakeholders,” Girling said. “Whether they know us as TC Energy in English, TC Énergie in French, or TC Energía in Spanish, the communities where we operate can continue to count on us to follow through on our commitments and live up to our values of safety, integrity, responsibility and collaboration in everything we do.”

Subject to shareholder and regulatory approval, the name change will be effective immediately following the Annual and Special Meeting of Shareholders in the second quarter of 2019. TransCanada intends to continue trading under “TRP” on the Toronto and New York stock exchanges after adopting the new name.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), connecting major gas supply basins with markets across North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in more than 6,000 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com to learn more, or connect with us on social media.

FORWARD-LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of

TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated October 31, 2018 and 2017 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522